UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Publicly held Company with Authorized Capital

Corporate Taxpayers ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

Minutes of the Fiscal Council Meeting held on July 29, 2020

DATE, TIME AND PLACE: On July 29, 2020, at 4 p.m., by videoconference, the Fiscal Council of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call notice was dismissed due to the attendance of the members fully representing the Company’s Fiscal Council.

MEETING BOARD: João Guilherme de Andrade So Consiglio, Chairman. Beatriz Outeiro, Secretary.

AGENDA: (a) Analyze and issue an opinion on the proposal for the merger of Bosan Participações S.A. (“Bosan”) by the Company (“Proposal for the Merger of Bosan”), under the terms of the Private Instrument of Protocol and Justification of Merger of Bosan by Santander, entered into on July 29, 2020 ("Protocol and Justification of Bosan”); and (b) Analyze and issue an opinion on the proposal for the merger of Banco Olé Consignado S.A. (“Banco Olé”) by the Company (“Proposal for the Merger of Banco Olé” and, jointly with Proposal for the Merger of Bosan, the “Proposals for the Mergers”), under the terms of the Private Instrument of Protocol and Justification of Merger of Banco Olé by Santander, entered into on July 29, 2020 ("Protocol and Justification of Banco Olé”).

RESOLUTIONS: The members of the Fiscal Council, in the exercise of their legal and statutory duties, especially Article 163, item III, of Law No. 6,404/76, as amended, (i) proceeded to examine the Proposal for the Merger of Bosan and the Protocol and Justification of Bosan, and, based on the examinations made and the clarifications provided by the Company's Management, issued a favorable opinion on the Proposal for the Merger of Bosan, with the merger of Bosan by the Company and the consequent extinction of Bosan; and (ii) proceeded to examine the Proposal for the Merger of Banco Olé and the Protocol and Justification of Banco Olé, and, based on the examinations made and the clarifications provided by the Company's Management, issued a favorable opinion on the Proposal for the Merger of Banco Olé, with the merger of Banco Olé by the Company and the consequent extinction of Banco Olé, subsequent act to the Merger of Bosan as item (i) above. Accordingly, the Proposals for the Mergers are in conditions to be submitted and resolved by the Extraordinary General Meeting of the Company.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: João Guilherme de Andrade So Consiglio, Chairman. Beatriz Outeiro, Secretary. Members of the Fiscal Council: Mr. João Guilherme de Andrade So Consiglio – Chairman; Mr. Antônio Melchiades Baldisera e Ms. Louise Barsi – Members.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Fiscal Council Meetings Book of the Company.

Beatriz Outeiro

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer